UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: July, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
July 18, 2007	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

The press release dated July 17, 2007, issued by Neurochem Inc. (the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, PhD	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@neurochem.com
NEUROCHEM RECEIVES APPROVABLE LETTER FOR EPRODISATE
(KIACTA™) FOR TREATMENT OF AA AMYLOIDOSIS
ECUBLENS, SWITZERLAND, July 17, 2007 - Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX: NRM), announces that the Company has received a second approvable letter from the United States Food and Drug Administration (FDA) for eprodisate (KIACTA™) for the treatment of Amyloid A (AA) amyloidosis.
In its action letter, the FDA indicates that the Phase II/III clinical trial provided some evidence of the effectiveness of eprodisate (KIACTA™) in the treatment of the renal manifestations of amyloidosis; however, the FDA also indicated that an additional efficacy trial with a target p-value of 0.05 will be necessary before the FDA could approve the investigational product candidate. Further, the approvable letter states that additional submissions, filed by Neurochem as part of its complete response to this approvable letter, may address issues raised in this letter. The FDA has indicated that such additional submissions could persuade the agency to eliminate the requirement for an additional trial.
The FDA also asked for additional information, including further pharmacokinetic studies, and again acknowledged that a QT clinical study should be submitted as part of a Phase IV (post-approval) commitment.
The Company expects to file a complete response to this approvable letter in the near future.
“We are disappointed that the FDA has not yet approved KIACTA™. This is a rare disease with no specific treatment available for the patients,” commented Dr. Francesco Bellini, Neurochem’s Chairman, President and CEO. “We will continue to work closely with the agency with the hope of securing final approval of this product candidate,” he concluded.

About eprodisate (KIACTA™)
Eprodisate (KIACTA™) was investigated in an international, randomized, double-blind, placebo-controlled, and parallel-designed Phase II/III clinical trial in which 183 AA amyloidosis patients were enrolled at 27 sites around the world (Eprodisate for AA Amyloidosis Trial, EFAAT). Patients who completed the clinical trial were eligible for enrollment in an ongoing open-label extension study, some of whom have now been receiving eprodisate (KIACTA™) for more than five years. Eprodisate (KIACTA™) has received orphan drug status in the United States, the European Union and in Switzerland.
Neurochem Inc. sponsored the EFAAT study.
About Amyloid A (AA) Amyloidosis
A progressive and fatal condition, AA amyloidosis occurs in a proportion of patients with chronic inflammatory disorders, chronic infections and inherited diseases such as familial Mediterranean fever. The kidney is the organ most frequently affected and progression to dialysis/end-stage renal disease is the most common clinical manifestation in this disease. Currently, there is no approved therapy to treat AA amyloidosis and about half of all patients diagnosed with the disease die within five years of diagnosis.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the United States Food and Drug Administration, European Medicines Agency and Swissmedic. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at www.neurochem.com.

This news release contains forward-looking statements regarding eprodisate (KIACTA™), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. There is no certainty that regulators will ultimately approve eprodisate (KIACTA™) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neither Neurochem Inc., nor Neurochem (International) Limited undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Please see Neurochem Inc.’s Annual Information Form for further risk factors that might affect Neurochem Inc., Neurochem (International) Limited and their respective businesses.